                                  EXHIBIT 99a

                                                              DEXTER CORPORATION

CONDENSED STATEMENT OF INCOME
------------------------------------------------------------------------------------------------------------------------------------
                                                        Three Months Ended June 30                    Six Months Ended June 30
In thousands of dollars                            ------------------------------------          ---------------------------------
(except per share amounts)                         2000            1999          Change          2000        1999           Change
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
Net sales                                        $268,231        $256,062       +  5%       $530,007        $535,989      -    1%
Other income                                        2,807           2,396       + 17%          5,570           4,523      +   23%
                                                 --------        --------                   --------        --------
                                                  271,038         258,458       +  5%        535,577         540,512      -    1%
EXPENSES
Cost of sales                                     161,457         153,794       +  5%        320,705         329,943      -    3%
Marketing and administrative                       62,772          62,207       +  1%        125,894         126,395
Research and development                           13,022          12,293       +  6%         25,021          26,179      -    4%
Interest                                            5,870           4,700       + 25%         11,252          11,086      +    1%
Gain on divestiture of product lines               (7,002)                                    (7,002)        (91,361)     -   92%
Unsolicited merger proposal and proxy
  contest costs                                     3,967                                      5,112
                                                 --------        --------                   --------        --------
INCOME BEFORE TAXES                                30,952          25,464       + 22%         54,595         138,270      -   61%
Income taxes                                       10,523           8,697       + 21%         18,562          49,308      -   62%
                                                 --------        --------                   --------        --------
INCOME BEFORE MINORITY INTERESTS                   20,429          16,767       + 22%         36,033          88,962      -   59%
Minority interests                                  3,002           3,022       -  1%          6,206           6,383      -    3%
                                                 --------        --------                   --------        --------
NET INCOME                                        $17,427         $13,745       + 27%        $29,827         $82,579      -   64%
                                                 ========        ========                   ========        ========
NET INCOME PER SHARE - BASIC                        $0.76           $0.60       + 27%          $1.30           $3.61      -   64%
NET INCOME PER SHARE - DILUTED                      $0.75           $0.60       + 25%          $1.29           $3.58      -   64%

DIVIDENDS DECLARED PER SHARE                        $0.26           $0.26                     $0.52            $0.52

AVERAGE SHARES OUTSTANDING (000) - BASIC           22,894          22,769       +  1%         22,858          22,884
AVERAGE SHARES OUTSTANDING (000) - DILUTED         23,173          22,946       +  1%         23,095          23,030


See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99b

                                                              DEXTER CORPORATION

CONDENSED STATEMENT OF FINANCIAL POSITION
------------------------------------------------------------------------------------------------------------------------------------
In thousands of dollars                                                                June 30         December 31          June 30
(except per share amounts)                                                                2000                1999            1999
------------------------------------------------------------------------------------------------------------------------------------
    ASSETS
    Cash and short-term securities                                                  $   113,418       $    86,850       $    87,849
    Accounts receivable, net                                                            191,396           181,726           176,207
    Inventories
        Materials and supplies                                                           53,707            56,451            53,397
        In process and finished                                                         130,821           122,551           125,666
        LIFO reserve                                                                    (15,992)          (15,507)          (15,258)
                                                                                    -----------       -----------       -----------
                                                                                        168,536           163,495           163,805
    Prepaid and deferred expenses                                                        40,334            32,483            24,224
                                                                                    -----------       -----------       -----------
        Total current assets                                                            513,684           464,554           452,085

    Property, plant and equipment, at cost, net                                         325,063           328,146           331,870
    Excess of cost over net assets of businesses acquired                               134,147           112,191           122,753
    Patents, technology, trademarks, and covenants                                      122,853           113,800           117,312
    Other assets                                                                         57,243            55,437            54,596
                                                                                    -----------       -----------       -----------
                                                                                    $ 1,152,990       $ 1,074,128       $ 1,078,616
                                                                                    ===========       ===========       ===========



    LIABILITIES & SHAREHOLDERS' EQUITY
    Short-term debt                                                                 $    14,026       $     8,578       $    35,943
    Accounts payable                                                                     68,165            68,494            69,266
    Dividends payable                                                                     5,956             5,929             5,926
    Accrued liabilities and taxes                                                       110,867           105,996           116,728
    Current installments of long-term debt                                               20,573            10,670            17,319
                                                                                    -----------       -----------       -----------
        Total current liabilities                                                       219,587           199,667           245,182

    Long-term debt                                                                      271,282           218,132           199,784
    Deferred items                                                                       39,009            42,095            40,675
    Long-term deferred income taxes                                                      51,864            47,413            45,484
    Long-term environmental reserves                                                     11,183            11,668            12,834
    Minority interests                                                                   86,068            92,517            86,748

    Shareholders' equity
        Common stock and paid-in capital                                                 40,502            41,173            40,125
        Retained earnings                                                               519,745           501,813           488,750
        Treasury stock                                                                  (55,812)          (59,385)          (59,167)
        Accumulated other comprehensive loss                                            (30,438)          (20,965)          (21,799)
                                                                                    -----------       -----------       -----------
                Total shareholders' equity                                              473,997           462,636           447,909
                                                                                    -----------       -----------       -----------
                                                                                    $ 1,152,990       $ 1,074,128       $ 1,078,616
                                                                                    ===========       ===========       ===========


    EQUITY PER SHARE                                                                $     20.69       $     20.29       $     19.65

See accompanying notes to the condensed consolidated financial statements.

Amounts as of June 30, 2000 and June 30, 1999 are unaudited.

                                     EXHIBIT 99c

                                                              DEXTER CORPORATION

CONDENSED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------------
                                                              Six Months Ended June 30
                                                              ------------------------
In thousands of dollars                                       2000            1999
--------------------------------------------------------------------------------------
OPERATIONS
Net income                                                 $  29,827       $  82,579
Noncash items
    Depreciation                                              18,479          18,799
    Amortization                                               8,359          11,522
    Gain on divestiture of product lines                      (7,002)        (91,361)
    Unsolicited merger proposal and proxy contest costs        5,112
    Income taxes not due                                       6,743          19,687
    Minority interests                                         6,206           6,383
    LIFO inventory charge / (credit)                             485             (61)
    Other                                                     (5,961)         (1,137)
Operating working capital increase                           (22,706)        (40,745)
                                                           ---------       ---------
                                                              39,542           5,666
                                                           ---------       ---------
INVESTMENTS
Property, plant and equipment                                (22,721)        (34,678)
Acquisitions                                                 (47,667)        (13,481)
Divestitures                                                                 228,916
Proceeds from exercise of LTI stock options                    1,768           1,625
Other                                                         (2,924)           (723)
                                                           ---------       ---------
                                                             (71,544)        181,659
                                                           ---------       ---------
FINANCING
Long-term debt, net                                           64,756        (182,576)
Short-term debt, net                                           5,380          (3,915)
Dividends paid                                               (11,868)        (11,966)
Purchase of treasury stock                                                   (10,126)
Other                                                          1,706             575
                                                           ---------       ---------
                                                              59,974        (208,008)
                                                           ---------       ---------
INCREASE (DECREASE) IN CASH AND SHORT-TERM SECURITIES      $  27,972       $ (20,683)
                                                           =========       =========

RECONCILIATION OF INCREASE (DECREASE) IN CASH AND
   SHORT-TERM SECURITIES
Cash and short-term securities at beginning of period      $  86,850       $ 111,049
Cash and short-term securities at end of period              113,418          87,849
                                                           ---------       ---------
Increase (Decrease) in cash and short-term securities
   per Statement of Financial Position                        26,568         (23,200)
Currency translation effects                                   1,404           2,517
                                                           ---------       ---------
                                                           $  27,972       $ (20,683)
                                                           =========       =========

See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                           EXHIBIT 99d

                                                              DEXTER CORPORATION
CONDENSED STATEMENT OF COMPREHENSIVE INCOME



                                             Three Months Ended June 30                 Six Months Ended June 30
                                           -------------------------------         ----------------------------------
In thousands of dollars                    2000           1999      Change         2000            1999        Change
------------------------------------------------------------------------------------------------------------------------------------

Net Income                              $ 17,427       $ 13,745        + 27%     $ 29,827       $ 82,579        -  64%
                                        --------       --------                  --------       --------
Other Comprehensive Income (Loss),
  net of tax
  Currency translation effects            (5,933)        (3,600)       + 65%       (9,285)        (3,178)       + 192%
  Unrealized losses on investments          (177)          (168)       +  5%         (188)          (353)       -  47%
                                        --------       --------                  --------       --------
Other Comprehensive Income (Loss)         (6,110)        (3,768)       + 62%       (9,473)        (3,531)       + 168%
                                        --------       --------                  --------       --------
Comprehensive Income                    $ 11,317       $  9,977        + 13%     $ 20,354       $ 79,048        -  74%
                                        ========       ========                  ========       ========

See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                          EXHIBIT 99e

                                                              DEXTER CORPORATION

NET SALES BY SEGMENT

-----------------------------------------------------------------------------------------------------------------------------------

                                    Three Months Ended June 30              Six Months Ended June 30
                                ----------------------------------    ------------------------------------
In thousands of dollars         2000          1999          Change      2000            1999        Change
-----------------------------------------------------------------------------------------------------------------------------------
Life Sciences (a)            $110,143       $99,814        + 10%      $218,907        $199,351       + 10%

Nonwovens                      74,047        74,106                    149,788         143,496       +  4%

Specialty Polymers (b)         84,041        82,142        +  2%       161,312         193,142       - 16%
                             --------      --------                   --------        --------
Consolidated                 $268,231      $256,062        +  5%      $530,007        $535,989       -  1%
                             ========      ========                   ========        ========

(a) The effect of businesses acquired increased net sales in the Life Sciences segment by $0.9 million, or 1% for the quarter, and $1.7 million, or 1%, year-to-date.

(b) The effect of businesses divested decreased net sales in the Specialty Polymers segment by $9.6 million, or 12%, for the quarter, and $52.3 million, or 27%, year-to-date.



OPERATING INCOME BY SEGMENT
-----------------------------------------------------------------------------------------------------------------------------------

                                                   Three Months Ended June 30                Six Months Ended June 30
                                                --------------------------------      --------------------------------------
In thousands of dollars                         2000        1999          Change      2000             1999           Change
-----------------------------------------------------------------------------------------------------------------------------------
Life Sciences (a)                              $15,010     $12,893        +  16%     $30,780           $26,718       +  15%

Nonwovens                                        8,316       9,536        -  13%      16,684            18,241       -   9%

Specialty Polymers  (b)                         18,507      10,229        +  81%      27,602           110,971       -  75%
                                               -------     -------                   -------          --------

   Consolidated Operating Income                41,833      32,658        +  28%      75,066           155,930       -  52%

Other Income, net                                3,946       2,225        +  77%       6,322             3,161       + 100%

Interest Expense                                (5,870)     (4,700)       +  25%     (11,252)          (11,086)      +   1%

General Corporate Expense (c)                   (8,957)     (4,719)       +  90%     (15,541)           (9,735)      +  60%
                                               -------     -------                   -------          --------
   Consolidated Income before Taxes            $30,952     $25,464        +  22%     $54,595          $138,270       -  61%
                                               =======     =======                   =======          ========

(a) Life Sciences operating income includes amortization charges associated with Dexter's increased ownership in LTI of $1.6 million for the quarter, and $3.1 million, year-to-date in 2000, and $2.0 million for the quarter, and $5.5 million year-to-date in 1999.

(b) Specialty Polymers 2000 operating income for the quarter and year-to-date includes a gain of $7.0 million that reflects adjustments to gains incurred on divestiture of product lines in 1999.

     Specialty Polymers 1999 operating income year-to-date includes the gain on the divestiture of product lines of $91.4 million.

     The effect of businesses divested decreased operating income in the Specialty Polymers segment by $0.7 million for the quarter, and $3.0 million year-to-date.

(c) 2000 General Corporate Expense includes unsolicited merger proposal and proxy contest costs of $4.0 million for the quarter, and $5.1 million, year-to-date including $0.9 million for the quarter and year-to-date at LTI.


Amounts are unaudited.

                                   Exhibit 99f

                               Dexter Corporation
              Notes to Condensed Consolidated Financial Statements


Note 1 - In the opinion of the Company's management, the unaudited condensed consolidated financial statements reflect adjustments of a normal recurring nature which are necessary to present fairly the results for the interim periods. The notes to the condensed consolidated financial statements, including management's discussion in Part 1, Item 2 of this Form 10-Q, are incorporated as part of these condensed consolidated financial statements. The year-end condensed balance sheet data was derived from the audited financial statements.

Note 2 - Presented below is the reconciliation between basic earnings per share and diluted earnings per share for the three and six-month periods ended June 30, 2000 and 1999:


                                                   Three Months ended                           Six Months ended
Amounts in thousands                                     June 30                                  June 30
                                               --------------------------              ----------------------------
(except per share data)                         2000                 1999                2000                  1999
-------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE - BASIC:
   Net income                                $17,427              $13,745             $29,827               $82,579
   Weighted average shares
     outstanding                              22,894               22,769              22,858                22,884
   Earnings per share - basic                   $.76                 $.60               $1.30                 $3.61

EARNINGS PER SHARE - DILUTED:
   Net income                                $17,427              $13,745             $29,827               $82,579
   Effect of subsidiary dilutive
     options on net income                       (68)                 (19)               (138)                  (39)
                                          ----------           ----------          ----------            ----------
                                             $17,359              $13,726             $29,689               $82,540
                                          ==========           ==========          ==========            ==========
   Weighted average shares
     outstanding                              22,894               22,769              22,858                22,884
   Weighted average effect of
     common stock equivalents                    279                  177                 237                   146
                                          ----------           ----------          ----------            ----------
                                              23,173               22,946              23,095                23,030
                                          ==========           ==========          ==========            ==========

   Earnings per share - diluted                 $.75                 $.60               $1.29                 $3.58


                                   Exhibit 99f

                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)


Note 3 - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. As issued, this statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
         (SFAS) No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133. This statement amends Statement No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact of SFAS No. 133.


Note 4 - The following are included as components of Common Stock and Paid-in
         Capital:


COMMON STOCK & PAID-IN CAPITAL     JUNE 30,    December 31,    June 30,
(in thousands of dollars)           2000           1999          1999
-------------------------------   --------       -------       --------
Common stock                      $24,984        $24,984        $24,984
Paid-in capital                    22,778         18,613         18,634
Unearned compensation on
  restricted stock                 (7,260)        (2,424)        (3,493)
                                  -------        -------        -------
                                  $40,502        $41,173        $40,125
                                  =======        =======        =======


Note 5 - The following are included as components of Accumulated Other Comprehensive Loss:


ACCUMULATED OTHER COMPREHENSIVE               JUNE 30,       December 31,   June 30,
LOSS (in thousands of dollars)                  2000           1999           1999
-------------------------------               --------       ------------   --------
Currency translation effects                  $(30,256)      $(20,971)      $(21,035)
Unrealized (losses)/gains on investments          (171)            17           (743)
Minimum pension liability adjustment               (11)           (11)           (21)
                                              --------       --------       --------
                                              $(30,438)      $(20,965)      $(21,799)
                                              ========       ========       ========

Note 6 - General corporate assets at June 30, 2000 were $340.6 million, an increase of $78.1 million, compared with $262.5 million at December 31, 1999. This increase was primarily due to Dexter's increased ownership of LTI since year-end 1999 and higher levels of cash and short-term securities.

                                   Exhibit 99f

                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)



Note 7 - The Company and its subsidiaries are subject to potential liability under government regulations, contractual and other matters, and various claims and legal actions which are pending or may be asserted. These matters arise in the ordinary course and conduct of the business of the Company and its subsidiaries and some are expected to be covered, at least in part, by insurance. At June 30, 2000, $0.3 million of current and $4.9 million of long-term receivables from third party insurance companies are included as assets of the Company. Equal and offsetting payables to third parties are included as liabilities of the Company.

         In September 1999, LTI submitted a report in connection with a voluntary disclosure to the Department of Veteran Affairs ("VA") regarding matters involving the management of LTI's Federal Supply Schedule contract with the VA that has been in effect since April 1992. As part of the disclosure, LTI has offered to provide a refund to the government in the amount of $3.9 million. There can be no assurance that the government will agree with LTI's assessment of this matter or accept LTI's offered refund amount. Consequently, it is possible the final resolution of this matter could materially differ from LTI's offer and could have material effect on the Company's financial position, operating results or cash flows when resolved in a future reporting period.

         While the outcome of all of the pending and potential claims and legal actions against the Company and its subsidiaries cannot be forecast with certainty, management believes that, with the possible exception of the potential liability of LTI described above, such matters should not result in any liability which would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of Dexter Corporation

We have reviewed the accompanying condensed statement of financial position of Dexter Corporation as of June 30, 2000 and 1999, and the related condensed statements of income and comprehensive income for each of the three and six-month periods then ended, and the condensed statement of cash flows for the six-month periods then ended. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed interim financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated statement of financial position of Dexter Corporation as of December 31, 1999, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the year then ended (not presented herein); and in our report dated February 28, 2000, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial position as of December 31, 1999 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Hartford, Connecticut
July 18, 2000